UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                             Genesee & Wyoming, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                        (Title of Class of Securities)

                                   37-1559105
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                                 (CUSIP Number)

                               Michael L. Zuppone
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 23, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


618476.1

CUSIP No. 37-1559105                         SCHEDULE 13D
---------------------


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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Suzanne M. Fuller
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
                                                                        (b)
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3         SECTION USE ONLY

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4         SOURCE OF FUNDS*

          OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)


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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New York
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                  7        SOLE VOTING POWER
                              273,941
NUMBER OF         8        SHARED VOTING POWER
SHARES                         0
BENEFICIALLY      9        SOLE DISPOSITIVE POWER
OWNED BY EACH                  273,941
REPORTING         10       SHARED DISPOSITIVE POWER
PERSON WITH                     0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               273,941
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.23%
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14        TYPE OF REPORTING PERSON*
          IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


618476.1

CUSIP No. 37-1559105          SCHEDULE 13D
---------------------


         This Amendment No.1 to Schedule 13D, which is filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended ("Amendment No. 1"), amends and supplements the original
Schedule 13D, dated June 2, 1997 (the "Original Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "SEC") on June 12, 1997 on behalf of Suzanne M. Fuller with respect to the ownership of Class A Common Stock, $0.01 par value, of Genesee & Wyoming, Inc. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

                  (a) and (b) As reported in the Issuers's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, there were 4,399,463 Shares outstanding as of March 31, 1997. As of the date hereof, the Reporting Person held an aggregate of 273,941 Shares, constituting approximately 6.23% of the Shares outstanding. The Reporting Person is the sole beneficial owner of the foregoing 273,941 Shares and accordingly possesses the sole power to vote or dispose of the Shares.

                   (c) The Reporting Person engaged in the following the following sales of Shares which were executed in ordinary brokerage transactions in the over-the-counter market:


                        Number of                     Per Share
 Date                   Shares                        Price
------                  ---------                     -----
7/8/97                  10,000                        $26.17
7/8/97                  10,000                        $25.67
7/22/97                 10,000                        $25.42
7/23/97                 15,000                        $25.80

                  (d)  Not Applicable.

                  (e) Not Applicable.

618476.1

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.






Dated:   July 28, 1997



                                             /s/ Suzanne M. Fuller
                                             ----------------------------------
                                             Suzanne M. Fuller

618476.1